TASEKO DELIVERS SOLID OPERATIONAL PERFORMANCE AND $51 MILLION
OF ADJUSTED EBITDA IN THE SECOND QUARTER

This release should be read with the Company's Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko's 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

August 5, 2020, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") reports earnings from mining operations before depletion and amortization* of $50.3 million, Adjusted EBITDA* of $50.9 million and Net income of $18.7 million, or $0.08 per share, in the second quarter of 2020.

Russell Hallbauer, CEO and Director, commented, "In March, in response to a lower copper pricing environment, we seamlessly implemented a modified mine plan at Gibraltar and are very pleased with our operating results for the first half of 2020, and our response to the changing market conditions. The copper price recovery from the lows in mid-March is remarkable and demonstrates how strong the fundamentals for copper really are. With current pricing at US$2.95 per pound, copper is 20% higher than the second quarter average price. This price increase flows straight to Taseko's bottom line and directly increases cash flow from Gibraltar. While we remain very bullish on the prospects for copper, it is still early days in the recovery and we have no intentions to adjust this current mine plan."

Stuart McDonald, President of Taseko stated, "Strong second quarter production of 36.8 million pounds of copper and 644,000 pounds of molybdenum resulted in a significant uptick in quarterly financial performance. Total operating costs (C1)* of US$1.34 per pound combined with average copper prices for the quarter of US$2.43 per pound provided Taseko with a strong operating margin of $50 million (excluding depletion and amortization) for the quarter. Our cash balance increased to $64 million at the end of June, after making the C$15 million interest payment on our outstanding bonds."

"Copper production for the first half of 2020 was right on plan and in line with the higher end of our original guidance. Production and site spending in the second half of the year is expected to be at similar levels as the first half," added Mr. McDonald.

Mr. Hallbauer continued, "As previously disclosed, we are expecting the draft Aquifer Protection Permit to be issued by the Arizona Department of Environmental Quality tomorrow. This is a very exciting milestone to have achieved and is another important step closer to adding 85 million pounds of low cost copper production to our Gibraltar base."

*Non-GAAP performance measure. See end of news release.

"The US Environmental Protection Agency is nearing completion of their technical review and no significant issues have been identified.  While progress is being made, the COVID-19 situation in Arizona has had an impact on the permitting process and this has extended the timeline by a few months, but we still expect to have a fully permitted project in early 2021."

"Discussions with potential joint venture partners and lenders, as well as streaming and royalty companies, continue. Interest on all fronts remains at a high level and we believe a financing package will be finalized and committed prior to final permits being issued. For the most part, this process has not been hindered by COVID-19," concluded Mr. Hallbauer.

Second Quarter Review

  The Gibraltar Mine (100% basis) produced 36.8 million pounds of copper in the second quarter, a 14% increase over the first quarter. Copper recoveries were 85.2% and copper head grades were 0.281%;
  In April, management implemented a revised mine plan and budget for Gibraltar which has reduced site spending in the current year while maintaining long-term mine plan requirements.  Total operating costs (C1)* were US$1.34 per pound produced in the second quarter, which is US$0.48 per pound lower than the prior quarter, and in line with the revised operating plan;
  Earnings from mining operations before depletion and amortization* were $50.3 million, and Adjusted EBITDA* was $50.9 million;
  Cash flow from operations were $37.1 million and the Company had an ending cash balance at June 30, 2020 of $63.6 million;
  Gibraltar sold 39.3 million pounds of copper in the quarter (100% basis) which resulted in $106.0 million of revenue for Taseko, a 71% increase from the first quarter.  Revenue included upward provisional price adjustments of $10.1 million;
  Net income (GAAP) for the second quarter was $18.7 million ($0.08 per share).  Adjusted net income* was $8.3 million ($0.03 per share);
  On April 24, 2020, Taseko concluded an amendment to its silver stream with Osisko Gold Royalties and received $8.5 million in exchange for reducing the delivery price of silver from US$2.75 per ounce to nil;
  Gibraltar also concluded a spot tender for copper concentrate in the second half of the year at a TC/RC rate approximately 40% below the 2020 benchmark level as buyers competed for clean, high quality concentrate like Gibraltar's;
  With all required production test results completed, Florence Copper made the decision to begin the wind-down of the production test facility and to commence the final phase of rinsing the small section of the orebody where the test wellfield is located.  The Arizona Department of Environmental Quality ("ADEQ") has informed Taseko it plans to issue the draft Aquifer Protection Permit on August 6, 2020; and

*Non-GAAP performance measure. See end of news release.

  In May 2020, Taseko published its first Environmental, Social, and Governance report, which includes an examination of the Company's sustainable performance, with specific details for 2017, 2018 and 2019.  The report is available on the Company's website at www.tasekomines.com/esg.

HIGHLIGHTS

Operating Data (Gibraltar - 100% basis)	Three months ended June 30,			Six months ended June 30,
	2020	2019	Change	2020	2019	Change
Tons mined (millions)	20.5	26.6	(6.1)	49.0	50.0	(1.0)
Tons milled (millions)	7.7	7.7	-	15.2	14.5	0.7
Production (million pounds Cu)	36.8	34.7	2.1	69.2	59.5	9.7
Sales (million pounds Cu)	39.3	32.3	7.0	70.4	55.6	14.8

Financial Data	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands, except for per share amounts)	2020	2019	Change	2020	2019	Change
Revenues	106,005	86,521	19,484	168,089	156,795	11,294
Earnings from mining operations before depletion and amortization*	50,336	18,646	31,690	56,259	34,375	21,884
Adjusted EBITDA*	50,860	14,660	36,200	56,206	24,905	31,301
Cash flows provided by operations	37,079	11,073	26,006	54,750	18,264	36.486
Adjusted net income (loss)*	8,335	(17,471)	25,806	(13,312)	(31,890)	18,578
Per share - basic ("adjusted EPS")*	0.03	(0.07)	0.10	(0.05)	(0.13)	0.08
Net income (loss) (GAAP)	18,745	(11,012)	29,757	(30,205)	(18,943)	(11,262)
Per share - basic ("EPS")	0.08	(0.04)	0.12	(0.12)	(0.08)	(0.04)

*Non-GAAP performance measure. See end of news release.

REVIEW OF OPERATIONS

Gibraltar Mine (75% Owned)

Operating data (100% basis)	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019
Tons mined (millions)	20.5	28.5	25.8	24.7	26.6
Tons milled (millions)	7.7	7.5	7.8	7.5	7.7
Strip ratio	1.9	2.7	2.1	3.0	2.3
Site operating cost per ton milled (CAD$)*	$7.66	$9.52	$10.46	$10.83	$11.51
Copper concentrate
Head grade (%)	0.281	0.259	0.253	0.249	0.256
Copper recovery (%)	85.2	83.4	84.5	87.7	87.7
Production (million pounds Cu)	36.8	32.4	33.4	33.0	34.7
Sales (million pounds Cu)	39.3	31.1	33.3	33.5	32.3
Inventory (million pounds Cu)	3.8	6.4	5.0	5.0	5.5
Molybdenum concentrate
Production (thousand pounds Mo)	639	412	728	620	653
Sales (thousand pounds Mo)	656	403	791	518	708
Per unit data (US$ per pound produced)*
Site operating costs*	$1.15	$1.64	$1.85	$1.88	$1.92
By-product credits*	(0.11)	(0.11)	(0.16)	(0.16)	(0.21)
Site operating costs, net of by-product credits*	$1.04	$1.53	$1.69	$1.72	$1.71
Off-property costs	0.30	0.29	0.32	0.33	0.30
Total operating costs (C1)*	$1.34	$1.82	$2.01	$2.05	$2.01

OPERATIONS ANALYSIS

Second quarter results

To-date, there have been no interruptions to the Company's operations, logistics and supply chains as a result of the COVID-19 pandemic.  Effective health and safety protocols continue to be implemented.  There have been no known cases of COVID-19 at any of Taseko's locations in Canada and the US to-date.

*Non-GAAP performance measure. See end of news release.

OPERATIONS ANALYSIS - CONTINUED

However, the COVID-19 situation has had a significant impact on the global economy which has led to increased volatility in commodity prices.  In light of the volatility, management has reviewed a number of mine plan options for Gibraltar and commencing in April implemented a revised mining plan for 2020 that will reduce spending in the near term while still maintaining long-term mine plan requirements and flexibility, and without negatively impacting 2020 copper production. Copper production in the second quarter was 36.8 million pounds as a result of grade and recovery as higher grade ore was mined from the bottom of the Granite pit.

The strip ratio for the second quarter was 1.9 to 1 and was lower than previous quarters due to less waste rock remaining in the Granite pit, but in line with the life of mine average strip ratio.  The lower overall mining rate resulted in reduced costs and the operation also benefited from falling input costs, including diesel fuel which was 35% lower than 2019 average prices.  As a result, total site spending (including capitalized stripping costs) was 24% lower than the previous quarter. Shorter haul distances in the Pollyanna pit also contributed to lower spending.

Molybdenum production was 639 thousand pounds in the second quarter, an increase from the prior quarter due to higher molybdenum grade, which also increased recovery.  Molybdenum prices averaged US$8.37 per pound over the second quarter compared to US$9.63 per pound in the prior quarter and US$12.18 per pound in Q2 2019.  By-product credits per pound of copper produced* was US$0.11 in the second quarter, consistent with the prior quarter.

Off-property costs per pound produced* were US$0.30 for the second quarter of 2020 and consist of concentrate treatment, refining and transportation costs. These costs are in line with recent quarters relative to pounds of copper sold.

GIBRALTAR OUTLOOK

Production guidance for 2020 remains unchanged at 130 million pounds (+/-5%), although management expects production to be at the higher end of that range based on its revised plan and the strong first half of 2020.  The new operating plan and other identified cost savings will continue to result in lower site spending in the coming months. Total site spending in the second half of the year is expected to be at similar levels as the first half of 2020.  Operating a large, open pit mine such as Gibraltar requires adaptability thus management will continue to monitor market conditions and adjust operating plans as required to respond to copper price movements.

Mine site engineering has found opportunities in changing the pit development sequencing by incorporating the Gibraltar pit after completion of the current mining phase of the Granite pit. The Gibraltar pit has not been mined since the 1970s and is the lowest work index ore (softer ore) on the Gibraltar property. Access to, and processing of, this ore type will provide substantial productivity and cost improvements to the operation once developed and active.

*Non-GAAP performance measure. See end of news release.

GIBRALTAR OUTLOOK - CONTINUED

Copper prices have recovered swiftly due to recovery in Chinese demand and supply disruptions, most notably in South America.  The medium to long-term fundamentals for copper remain strong despite recent volatility caused by uncertain global economic demand arising from the COVID-19 pandemic.  Most industry analysts are projecting supply constraints after an economic recovery, which should bring higher copper prices in the coming years.

REVIEW OF PROJECTS

Taseko's strategy has been to grow the Company from the operating cash flow and credit quality of the Gibraltar Mine to assemble and develop a pipeline of complimentary projects.  We continue to believe this will generate long-term returns for shareholders. Our development projects are focused primarily on copper and are located in stable mining jurisdictions in British Columbia and Arizona.  Our current focus is on the near-term development of the Florence Copper Project.

Florence Copper Project

The Production Test Facility ("PTF") operated continuously without disruption during the second quarter of 2020.  Steady state operation was achieved in 2019 and the focus turned to testing different wellfield operating strategies, including adjusting pumping rates, solution strength, flow direction, and the use of packers in recovery and injection wells to isolate different zones of the ore body. The operating team has used physical and operating control mechanisms to adjust solution chemistry and flow rates and has successfully achieved targeted copper concentration in solution. Pregnant leach solution ("PLS") grade in the centre recovery well (most representative of the performance of the commercial wellfield) has been stable at roughly two grams per litre since November and in June and July the SX/EW plant produced at a rate of approximately one million pounds of copper cathode per year, mainly from the centre recovery well.

The PTF has provided valuable data to validate the Company's modelled assumptions and operating parameters, and this data is being used to refine operating plans for the commercial phase.  With all of the required data in hand, we recently made the decision to wind down the production phase of the test facility and commence rinsing the small section of the orebody where the wellfield has been operating.

Two permits are required to commence construction of the commercial scale wellfield at Florence Copper, which is expected to produce 85 million pounds of copper cathode annually for 20 years.  These are the Aquifer Protection Permit ("APP") from the Arizona Department of Environmental Quality ("ADEQ") and the Underground Injection Control ("UIC") Permit from the U.S. Environmental Protection Agency ("EPA"). The Company has been informed by the ADEQ that it will issue the draft APP on August 6, 2020.  After the draft permit is issued there will be a 30-day public comment period and public meetings before the final APP permit is approved.  The EPA is also nearing completion of its technical review for the UIC permit, and no significant issues have been identified.  While progress is being made, the COVID-19 situation in Arizona has had an impact on the EPA process and this has extended the timeline by a few months, but management still expects the project will be fully permitted in early 2021.

REVIEW OF PROJECTS - CONTINUED

During the second quarter, the Company continued to advance discussions with interested parties regarding the potential sale of a minority interest in the Florence project, and the proceeds of any such sale could fund a significant portion of the capital required to develop the commercial operation.  Discussions with potential lenders and other finance providers are ongoing. The Company targets having a committed financing package in place prior to receipt of the permits.

Total net expenditures at the Florence Project during the first half of 2020 were $9.1 million including operation of the PTF and other project development costs.

Yellowhead Copper Project

In January 2020, the Company announced the results of its technical studies on Yellowhead Mining Inc. ("Yellowhead") which resulted in a 22% increase in recoverable copper reserves and significantly improved project economics. The Company filed a new NI 43-101 technical report (dated January 16, 2020) (the "Technical Report") on Sedar. Yellowhead holds a 100% interest in a copper-gold-silver development project located in south-central British Columbia.

The Technical Report outlines a new development plan for the project, which includes an 817 million tonne reserve and a 25-year mine life with a pre-tax NPV of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price.  This represents a $500 million increase over the 2014 Feasibility Study completed by the previous owner. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period.  Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1 cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead Copper Project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

The Company is focusing its current efforts on advancing the environmental assessment and some additional engineering work in conjunction with ongoing engagement with local communities including First Nations.  A focus group has been formed between the Company and high-level regulators in the appropriate Provincial Ministries in order to expedite the advancement of the environmental assessment and the permitting of the project. Management also commenced joint venture partnering discussions in 2020 with a number of strategic industry groups that are interested in potentially investing in the Yellowhead project in combination with acquiring the significant copper offtake rights.

In May 2020, the Company announced it has entered into an agreement with an Indigenous Nation regarding Taseko's intentions to commence the regulatory approval process of the Yellowhead Copper Project. The agreement represents Taseko's commitment to recognize and respect the Nation's inherent right to govern its lands, and the importance of assessing the Yellowhead Copper Project in accordance with its values, laws, and community aspirations to make an informed decision on the project.

REVIEW OF PROJECTS - CONTINUED

New Prosperity Gold- Copper Project

On December 5, 2019, the Company announced that the Tŝilhqot'in Nation as represented by Tŝilhqot'in National Government and Taseko have entered into a dialogue, facilitated by the Province of British Columbia, to try to obtain a long-term solution to the conflict regarding Taseko's proposed gold-copper mine currently known as New Prosperity, acknowledging Taseko's commercial interests and the opposition of the Tŝilhqot'in Nation to the Project. While the details of this process are confidential, in order to facilitate a dialogue, the parties have agreed to a standstill on certain outstanding litigation and regulatory matters which relate to Taseko's tenures and the area in the vicinity of Teztan Biny (Fish Lake).

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley Niobium project continue. The pilot plant program commenced in the second quarter of 2019 has successfully completed the niobium flotation process portion of the test, raising confidence in the design and providing feed to begin the converter portion of the process. Completion of the converter portion of the pilot plant will provide additional process data to support the design of the commercial process facilities and provide final product samples for marketing purposes.

Note: Gibraltar is a contractual, unincorporated joint venture between Taseko Mines Limited (75% interest) and Cariboo Copper Corp. (25% interest). All production and sales figures are reported on a 100% basis, unless otherwise noted.

Taseko will host a telephone conference call and live webcast on Thursday, August 6, 2020 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results.  After opening remarks by management, there will be a question and answer session open to analysts and investors.  The conference call may be accessed by dialing (888) 390-0546 in Canada and the United States, or (416) 764-8688 internationally.

The conference call will be archived for later playback until August 20, 2020 and can be accessed by dialing (888) 390-0541 in Canada and the United States, or (416) 764-8677 internationally and using the passcode 273649 #.

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4554, toll free 1-800-667-2114

Russell Hallbauer

CEO and Director

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance. These measures have been derived from the Company's financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands, unless otherwise indicated) - 75% basis	2020	2019	2020	2019
Cost of sales	81,181	98,013	164,490	172,742
Less:
Depletion and amortization	(25,512)	(30,138)	(52,660)	(50,322)
Net change in inventories of finished goods	(5,753)	3,989	(4,441)	8,035
Net change in inventories of ore stockpiles	(50)	(540)	543	(413)
Transportation costs	(5,834)	(4,630)	(10,353)	(7,918)
Site operating costs	44,032	66,694	97,579	122,124
Less by-product credits:
Molybdenum, net of treatment costs	(4,252)	(7,243)	(7,483)	(15,062)
Silver, excluding amortization of deferred revenue	(28)	(93)	(382)	(279)
Site operating costs, net of by-product credits	39,752	59,358	89,714	106,783
Total copper produced (thousand pounds)	27,576	26,020	51,894	44,661
Total costs per pound produced	1.44	2.28	1.73	2.39
Average exchange rate for the period (CAD/USD)	1.39	1.34	1.37	1.33
Site operating costs, net of by-product credits (US$ per pound)	1.04	1.71	1.27	1.79
Site operating costs, net of by-product credits	39,752	59,358	89,714	106,783
Add off-property costs:
Treatment and refining costs	5,676	5,839	10,632	10,105
Transportation costs	5,834	4,630	10,353	7,918
Total operating costs	51,262	69,827	110,699	124,806
Total operating costs (C1) (US$ per pound)	1.34	2.01	1.56	2.10

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses; and
  Unrealized gain/loss on copper put and fuel call options.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended June 30,		Six months ended June 30,
($ in thousands, except per share amounts)	2020	2019	2020	2019
Net income (loss)	18,745	(11,012)	(30,205)	(18,943)
Unrealized foreign exchange (gain) loss	(12,985)	(6,258)	16,762	(12,947)
Unrealized (gain) loss on copper put and fuel call options	3,528	(276)	180	-
Estimated tax effect of adjustments	(953)	75	(49)	-
Adjusted net income (loss)	8,335	(17,471)	(13,312)	(31,890)
Adjusted EPS	0.03	(0.07)	(0.05)	(0.13)

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on copper put and fuel call options; and
  Amortization of share-based compensation expense.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2020	2019	2020	2019
Net income (loss)	18,745	(11,012)	(30,205)	(18,943)
Add:
Depletion and amortization	25,512	30,138	52,660	50,322
Finance expense	10,461	10,048	21,232	19,790
Finance income	(48)	(299)	(198)	(607)
Income tax expense (recovery)	4,326	(8,125)	(5,792)	(14,941)
Unrealized foreign exchange (gain) loss	(12,985)	(6,258)	16,762	(12,947)
Unrealized loss (gain) on copper put and fuel call options	3,528	(276)	180	-
Amortization of share-based compensation expense	1,321	444	1,567	2,231
Adjusted EBITDA	50,860	14,660	56,206	24,905

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company's operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2020	2019	2020	2019
Earnings (loss) from mining operations	24,824	(11,492)	3,599	(15,947)
Add:
Depletion and amortization	25,512	30,138	52,660	50,322
Earnings from mining operations before depletion and amortization	50,336	18,646	56,259	34,375

Site operating costs per ton milled

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands, except per ton milled amounts)	2020	2019	2020	2019
Site operating costs (included in cost of sales)	44,032	66,694	97,579	122,124

Tons milled (thousands) (75% basis)	5,748	5,794	11,370	10,890
Site operating costs per ton milled	$7.66	$11.51	$8.58	$11.21

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
  uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements.  Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.  We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.  Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.